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SEC FILE NUMBER
8-46198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hext Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5001 Spring Valley Rd Suite 850W
(No. and Street)

Dallas	TX	75244
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Hext	972-644-7112	ghext@chapmanhext.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Hext, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hext Capital Partners, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANDREA KAY GARDNER
Notary Public, State of Texas
Comm. Expires 06-14-2023
Notary ID 130254552

Signature: [signature]

Title: Managing Member

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hext Capital Partners, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2021

Hext Capital Partners, LLC

CONTENTS

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
Hext Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hext Capital Partners, LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Hext Capital Partners, LLC as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hext Capital Partners, LLC's management. Our responsibility is to express an opinion on Hext Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hext Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Hext Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Hext Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Hext Capital Partners, LLC (White Rock Associates, LLC)'s auditor since 2018.

Sugar Land, Texas

Mar 16, 2022

Hext Capital Partners, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Assets:		
Cash and cash equivalents	$	15,539
Accounts receivable		5,000
Prepaid expenses		1,245
Total Assets		21,784

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable		1,859
Member's Equity		19,925
Total Liabilities and Member's Equity	$	21,784

The accompanying notes are an integral part of the financial statements.

Hext Capital Partners, LLC
Statement of Operations
December 31, 2021

Revenue - Fee Income	$ 598,167
Expenses:	
Guaranteed payments	448,805
Consulting fees	-
Professional and regulatory fees	15,955
Commissions	122,251
Administrative expenses	7,302
Total Expenses	594,313
Net Income (Loss)	$ 3,854

The accompanying notes are an integral part of the financial statements.

Hext Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities	
Net income (loss)	$ 3,854
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Changes in current assets and liabilities:	
Increase in accounts receivable	-
Increase in prepaid expense	(73)
Decrease in accounts payable	(2,491)
Allocated Capital	-
Net cash provided by operating activities	1,290
Cash flows from investing activities	
Net cash provided (used) by investing activities	$ -0-
Cash flows from financing activities	
Member capital contributions	-
Distributions to member	-
Net cash used by financing activities	-
Net increase in cash and cash equivalents	1,290
Cash and cash equivalents at beginning of year	14,249
Cash and cash equivalents at end of year	$ 15,539

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income Taxes	$ -0-

The accompanying notes are an integral part of the financial statements.

Hext Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

		Member's Equity
Balances at December 31, 2020	$	16,071
Allocated capital	$	-
Member capital contributions		-
Adjustment		
Net income (loss)	$	3,854
Balances at December 31, 2021	$	19,925

The accompanying notes are an integral part of the financial statements.

Note 1 - Summary of Significant Accounting Policies

Hext Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company's name changed from White Rock Associates LLC to Hext Capital Partners, LLC in 2021.

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

The Company's customer base is located throughout the United States.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Member's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2021, the Company had net capital of approximately $13,680 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3.

Note 4 - Income Taxes

The Company is taxed as a limited liability company (LLC) under the applicable sections of the Internal Revenue Code and has elected to be treated as a partnership. As a result, any income tax liabilities are the responsibility of the Company's members. Accordingly, no provision for income taxes has been included in the accompanying consolidated financial statements.

Note 5 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

During the year ended December 31, 2021, the company paid $448,805 in guaranteed payments to its Member.

Note 6 - Revenue Recognition

Revenues are recorded when performance obligations are met which is generally when a transaction closes.

Note 7 - Subsequent Events

The Company has reviewed all subsequent events through March 16, 2022, the date through which the financial statements are available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2021

Schedule I

Hext Capital Partners Capital, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF NET CAPITAL

Total member's qualified for net capital	$ 19,925
Add:	
Other deductions or allowable credits:	-0-
Total capital and allowable subordinated liabilities	19,925
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	5,000
Prepaid expenses	1,245
Net capital before haircuts on securities positions	13,680
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 13,680

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:	
Total aggregate indebtedness	$ 1,859

Schedule I (continued)

Hext Capital Partners, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 124
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital above the required minimum	$ 8,680
Ratio: Aggregate indebtedness to net capital	0.14 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 13,795
Difference:	
Accrued SIPC-7 Expenses	(115)
Net capital per audited report	$ 13,680

HEXT CAPITAL PARTNERS, LLC

Computation for Determination of Reserve Requirements
under Rule 15c3-3 (Exemption) of the Securities and Exchanges CommissionDecember
31, 2021

Schedule II

Hext Capital Partners, LLC states that company claims an exemption report because the company engages in the following types of business, A. Capital raising of equity, senior and subordinated debt; B. Mergers and acquisitions (buy and sell side); and C. General financial consulting and advisory; During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3).

Therefore, a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

HEXT CAPITAL PARTNERS, LLC

Information for Possession or Control Requirements
under Rule 15c3-3 (Exemption) of the Securities and Exchanges CommissionDecember
31, 2021

Schedule III

Hext Capital Partners, LLC states that company claims an exemption report because the company engages in the following types of business, A. Capital raising of equity, senior and subordinated debt; B. Mergers and acquisitions (buy and sell side); and C. General financial consulting and advisory; During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3).

Therefore, a schedule showing Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land. TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hext Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hext Capital Partners, LLC states that the Company file an exemption report because The Company engages in (a) capital raising of equity, senior and subordinated debt; (b) mergers and acquisitions; and (c) general financial consulting and advisory; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) Hext Capital Partners, LLC stated that Hext Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hext Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hext Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Jenifer

Sugar Land, Texas.
March 16, 2022

HEXT
CAPITAL PARTNERS

HEXT CAPITAL PARTNERS, LLC
Mergers & Acquisitions
Corporate Finance
Transaction Advisory Services

5001 Spring Valley Rd, Suite 850W
Dallas, TX 75244-3913
O: (972) 644-7112 F: (972) 680-8685
http://www.hextfinancialgroup.com

EXEMPTION REPORT

February 28, 2022

Hext Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"}. This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

Hext Capital Partners, LLC states that the Company filed an exemption report because the company engages in the following types of business:

A. Capital raising of equity, senior and subordinated debt;

B. Mergers and acquisitions (buy and sell side); and

C. General financial consulting and advisory.

During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3); and Hext Capital Partners, LLC met the identified exemption provisions throughout the year ended December 31, 2021 without exception.

Signature:

Gregory W. Hext, Managing Member

2/28/2022
Date